UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HALCÓN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40537Q605

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q605

1.	Names of Reporting Persons AF IV Energy II AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,690,080

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,690,080 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,690,080 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on September 9, 2016, (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Halcon Resources Corporation, a Delaware corporation (the “Issuer”), by the Reporting Persons. The address of the principal executive offices of the Issuer is 1000 Louisiana Street, Suite 6700, Houston, Texas 77002. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended to add the following:

The information set forth under “Stock Purchase Agreement” in Item 6 below is incorporated by reference in its entirety into this Item 4.

The information set forth under “Lock-Up Agreement” in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate number and percentage of securities.

Item 5(a) of the Original 13D is hereby amended to replace the two paragraphs following the table disclosed in Item 5(a) with the following paragraphs:

The shares of Common Stock held by AF IV Energy II AIV B1, L.P., including those shares issuable upon exercise of the Warrants held by AF IV Energy II AIV B1, L.P., represent approximately 5.1 % of the shares of Common Stock outstanding.  None of the other Purchasers hold shares of Common Stock, including those shares issuable upon exercise of the Warrants held by such purchaser, representing 5.0% or more of the outstanding shares of Common Stock.  Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock, including those shares issuable upon exercise of the Warrants, reported on the cover pages to this Schedule 13D for such Reporting Person.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, which include 340,906 shares of Common Stock issuable upon exercise of the Warrants.  The ownership percentages reported in this Schedule 13D are based on an aggregate of 92,638,093 shares of Common Stock outstanding as of November 4, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended to add the following:

Stock Purchase Agreement

The Issuer has entered into a stock purchase agreement, dated as of January 24, 2017 (the “Stock Purchase Agreement”), with certain accredited investors to sell, in a private placement, 5,518 shares of new 8% automatically convertible preferred stock (the “Preferred Stock”), each share of which will be convertible into 10,000 shares of Common Stock, for anticipated gross proceeds of $400 million. The private placement is contingent and expected to close upon the Issuer’s previously disclosed acquisition of 20,748 net acres and related assets in the Southern Delaware Basin located in Pecos and Reeves Counties, Texas. Certain Purchasers are investor parties to the Stock Purchase Agreement and have agreed that they will purchase approximately $20 million of such Preferred Stock

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 5 hereto, and incorporated herein by reference.

Lock-Up Agreement

Contemporaneously with the execution of the Stock Purchase Agreement, Ares Management LLC entered into a Lock-Up Letter (the “Lock-Up Agreement”), dated January 24, 2017, pursuant to which Ares Management LLC agreed on its behalf and on the behalf of certain of the Purchasers to certain restrictions on disposing of Common Stock during a lock-up period beginning on the date of the effectiveness of the Mandatory Shelf Registration Statement (as defined in the Lock-Up Agreement), and ending on the date that is the earlier of (A) 60 days from such effectiveness date and (B) 180 days from January 24, 2017, subject to certain exceptions. Among other things, Ares Management LLC agreed that it and such Purchasers will not (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of the Issuer’s Preferred Stock or shares of the Issuer’s Common Stock or any other securities convertible into or exercisable or exchangeable for Common Stock, that are now owned or hereafter acquired by Ares Management LLC or such Purchasers or with respect to which Ares Management LLC or such Purchasers have or hereafter acquire the power of disposition

(collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection with the Lock-Up Securities, under the Securities Act of 1933, as amended (other than pursuant to the Registration Rights Agreement (as defined in the Lock-Up Agreement)) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 6 hereto, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following:

	Exhibit	Description

	Exhibit 5	Stock Purchase Agreement (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of the Issuer filed on January 26, 2017).

	Exhibit 6	Lock-Up Agreement (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2017

AF IV ENERGY II AIV B1, L.P.

By: Ares Management LLC

Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By: ARES HOLDCO LLC

Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC

Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

Exhibit Index

Exhibit	Description

Exhibit 5	Stock Purchase Agreement (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of the Issuer filed on January 26, 2017).

Exhibit 6	Lock-Up Agreement (filed herewith).